Exhibit 99.10

Banco PAN Revolutionizes CX with NICE CXone

CXone provides a unified platform for CRM integration, Quality Management, and Interaction Analytics

Hoboken, N.J., September 25, 2024 – NICE (Nasdaq: NICE) today announced that Banco PAN, a complete digital banking and consumer platform in Brazil, has found significant improvements moving from the incumbent, on-premises solution to NICE CXone, the industry-leading cloud-native CX platform. Serving over 30 million customers and handling over one million monthly interactions across voice and digital channels, the bank uses the CXone platform’s Quality Management, Interaction Analytics, and Workforce Management solutions to empower agents, create a seamless customer experience, and decrease operational costs.

Banco PAN implemented CXone to overhaul operations with technology to support future growth and to digitally revolutionize the customer experience. Banco PAN can now quickly identify operational issues affecting account holders and optimize operations with much greater ease. Banco PAN found a 25 percent improvement in first-call resolution, reduced operational costs by 20 percent and increased system availability by 7 percent. An internal team developed a series of integrations and automations that enabled the bank to introduce new self-service options and adjust them over time. The bank can also coordinate among more BPO providers to serve the same line of business, instead of allocating fixed slices of the business to each.

Cesar Ribeiro, Executive Superintendent of Customer Service and Operations, Banco PAN, said, “NICE CXone has helped us meet our primary goals to provide better and faster answers to our clients and to quickly address problems identifying evasion risks and negative sentiment than can generate customer friction. Instead of needing days or weeks to identify and solve problems, we can coordinate the contact center, IT, and product teams to fix issues in a matter of hours, and as a result we reduced call abandonment by half.”

Dan Belanger, President, NICE Americas, said, “Understanding the full customer journey is key to providing exceptional CX. NICE’s award-winning CXone platform allows businesses to operate with a solution that can allow them to be one step ahead when it comes to customer experience. I’m thrilled with the success Banco PAN is showing and I look forward to seeing its growth in CALA.”

About Banco PAN
Banco PAN S.A. (BPAN4) is a bank controlled by Banco BTG Pactual S.A. It has a net worth of R$ 8 billion and acts as a complete digital platform focused on individuals, offering a wide range of products through technology. Its main lines of business involve banking, credit, means of payment, insurance, investments and marketplace. www.bancopan.com.br

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Belanger are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.